Seligman Portfolios, Inc.

                                                 April 26, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention: Allison White

Re:   Seligman Portfolios, Inc.
      Post-Effective Amendment No. 36
      SEC File Numbers:  33-15253 and 811-5221

Dear Ms. White:

Reference is hereby made to Post-Effective Amendment No. 36 filed on April 24, 2006 (the "Amendment") to the Registration Statement of Seligman Portfolios, Inc. (the "Fund") on Form N-1A. The Amendment has been marked to show changes from the filing on February 28, 2006. The Amendment is being filed pursuant to Rule 485(b) for effectiveness on May 1, 2006.

We have revised the Fund's Registration Statement to include previously omitted information and non-material updates and to address the comments raised by you. For ease of reference, your comments (along with the applicable responses) have been repeated below. In addition, as noted in our telephone conversation of April 25, 2006, we have revised the Fund's Registration Statement to incorporate comments received from Keith O'Connell of the Division Staff relating to other mutual funds (managed by J. & W. Seligman & Co. Incorporated) that have similar objectives and strategies as the Fund's portfolios.

1. The Prospectus -- Add to the back cover of the Fund's prospectuses the street address of the Securities Exchange Commission, Public Reference Section, which is 100 F Street, NE, Room 1580.

      Response: The requested disclosure has been added.

2. Statement of Additional Information -- Director Nominating Committee. Add a description of the procedures to be followed by securityholders in submitting recommendations as to nominee-candidates to the Fund's Board of Directors.

      Response:   We  have  supplemented  the  Fund's  Statement  of  Additional
      Information to provide the requested disclosure, which, in its entirety, is as follows:

      Director Nominating Committee. This Committee selects and nominates persons for election as Directors by the Board. In addition, if a shareholder meeting is held where Directors are to be elected, the Committee will select and nominate persons for election as Directors at such shareholder meeting. The Committee may consider and evaluate nominee candidates properly submitted by shareholders if a vacancy among the Independent Directors of the Fund occurs and if, based on the Board's then current size, composition and structure, the Committee determines that the vacancy should be filled. A shareholder or group of shareholders (referred to in either case as a "Nominating Shareholder") that, individually or as a group, has beneficially owned at least $10,000 of a Portfolio's shares for at least one year prior to the date the Nominating Shareholder submits a candidate for nomination as a director may submit one candidate to the Nominating Committee for consideration at a special meeting or other meeting of shareholders at which directors will be elected. Nominations will not be considered except in connection with such meetings of shareholders. To be timely for consideration by the Nominating Committee, the submission, including all required information, must be submitted in writing via first class mail to the attention of the Secretary of the Fund at 100 Park Avenue, New York, NY 10017 and received at such time as may be determined by the Fund's Board of Directors in its reasonable discretion. The Nominating Committee will consider only one candidate submitted by a Nominating Shareholder for nomination for election. The Nominating
      Committee will not consider self-nominated candidates or candidates nominated by members of a candidate's family, including such candidate's spouse, children, parents, uncles, aunts, grandparents, nieces and nephews.

      The Nominating Committee will consider and evaluate candidates submitted by the Nominating Shareholder on the basis of the same criteria as those used to consider and evaluate candidates submitted from other sources. These criteria may include the candidate's relevant knowledge, experience and expertise, the candidate's ability to carry out his or her duties in the best interests of the Portfolios and the candidate's ability to qualify as a disinterested director. The charter for the Nominating Committee, which provides a detailed description of the criteria used by the Nominating Committee as well as information required to be provided by shareholders submitting candidates for consideration by the Nominating Committee, may be obtained by writing to the Secretary of the Fund at the address above.

3. Disclose whether 12b-1 fees are applicable to both Class 1 and Class 2 shares of the Fund's portfolios.

      Response: The Fund's Statement of Additional Information currently provides in the first paragraph under the caption "Investment Advisory and Other Services -- Rule 12b-1 Plan" that each portfolio of the Fund has adopted a 12b-1 Plan with respect to its Class 2 shares.

4. With respect to Item 23, Part C of the Fund's Registration Statement, provide the names of those persons whose power of attorney is being incorporated by reference under the caption "Other Exhibits", and appropriately number such exhibits.

      Response: The requested disclosure has been made and the exhibit list revised.

                          ____________________________

We believe that the foregoing addresses each of your comments. In addition, the Fund hereby represents as follows:

            i. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing submitted herewith.

            ii. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing.

            iii. The Fund may not assert Staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities law.

If you have any questions related to this filing, please call the undersigned at
(212) 850-1368.

                                       Very truly yours,


                                       /s/ Joseph D'Alessandro
                                       By: Joseph D'Alessandro
                                           J. & W. Seligman & Co. Incorporated
                                           Law & Regulation